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Rada Sumareva, DDS · 3rd

Chief Executive Officer at Ziphycare

New York, New York, United States ·

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500+ connections

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Ziphycare



New York University

Featured

What a privilege to be interviewed by amazing Jessica Abo and have an opportunity to share wha...



How This Health Tech Entrepreneur Aims to Bring Quality Healthcare to Patients' Homes

entrepreneur.com • 4 min read

25 · 6 comments

Proud of the ZiphyCare t
health needs and caring



NEW YORK NOW
REAL ESTATE
BDO's Crisis Response Resource Center
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BDO
coordinator to a patient's home to fa
The training program teaches coordi
identify and act on signs of domestic

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Experience



Chief Executive Officer

Ziphycare · Full-time

Jan 2018 – Present · 3 yrs 8 mos

Greater New York City Area

Zipnhycare is the next generation in digital healthcare, providing remote diagnosis at home via an innovative solution to a logistical problem: building the bridge between telemedicine and an in-person exam.
Ziphycare allows users to receive at-home visits 24/7, within one hour if needed. Our on-site care coordinators bring a proprietary, portable, hospital-grade 'diagnostic toolbox' into the home, and work in real time with a remotely located



Member of the Board Of Governors

Tel Aviv University

2018 – Present · 3 yrs



Member of the Board of Directors

Tel Aviv University USA (AFTAU)

2015 – Present · 6 yrs

Managing Director/owner

Center for Professional Development (CPD)

Jun 2009 – Present · 12 yrs 3 mos

President

Russian-American Dental Association

May 2002 – Present · 19 yrs 4 mos

Founded and incorporated in 2002 The Russian American Dental Association (RADA), www.RussianDentist.org, is a national nonprofit organization with 501c(3) charity status. RADA is devoted to humanitarian and community v ...see more

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Education



New York University

DDS, Periodontics/Implant Surgery

1992 – 1999

New York University College of Dentistry

Doctor of Dental Surgery,
Periodontics/Periodontology/implantology

Wexner Heritage Program

Licenses & certifications

Diplomate of the American Board of Periodontology



